FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of JED:

JED Oil Inc. (AJED@)

Suite 2200, 500 B 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

 November 20, 2006

ITEM 3   News Release:

A press release was issued on November 21, 2006 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JMG Exploration Inc. gave notice to JED that it had terminated the proposed share exchange with JED.

ITEM 5   Full Description of Material Change:

The Special Independent Committee of JMG Exploration, Inc. (“JMG”) gave notice to JED on November 20, 2006 that it had decided to not pursue the proposed transaction in which JMG would merge with a wholly owned U.S. subsidiary of JED and the shareholders of JMG would receive two common shares of JED in exchange for every three common shares of JMG held.  Outstanding warrants and options to purchase JMG shares would have been converted to warrants and options to purchase JED shares at the same 2:3 exchange ratio.  A letter of intent for the transaction had been signed in February but the definitive share exchange agreement had not been executed.  JMG cited the material changes to both companies and to general market conditions as the reasons for its decision.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, General Counsel of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 444-4413.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on November 21, 2006.